July 7, 2022

VIA EDGAR

Ernest Greene
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C., 20549

Re: Nautilus, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2022
Filed June 3, 2022
File No. 001-31321

Dear Mr. Greene:

Set forth below are the responses of Nautilus, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 22, 2022, with respect to the review of the Company’s Form 10-K for the fiscal year ended March 31, 2021 (File No. 001-31321) filed with the Commission on June 3, 2022 (the “Form 10-K”). For your convenience, each response is prefaced by the text of the Staff’s corresponding comment.

SEC Comment #1

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 29.

1. We note during the current fiscal year gross profit margins decreased from 53.4 % to
30.7% in the Direct Segment and from 30.0% to 21.0% in the Retail Segment, relative to the same period in 2021. Please revise your disclosures related to the material declines in gross profit margins to more fully address the following:
• You attribute the majority of the decreases to multiple factors, including increased product costs, logistics and discounting. Consistent with your prior exchange act filings, quantify the impact of each factor you identify;
• Disclose and discuss the specific facts and circumstances and reasons why product costs, logistics and discounting increased and address if these negative trends are continuing and if you believe additional material decreases in gross profit margins are reasonably possible;
• Disclose and discuss any mitigation efforts you have taken or plan to take to address declining gross profit margins, including when and how the efforts will be implemented and if the efforts could result in additional new risks, for example risks related to quality and/or reliability;
• Explain your North Star strategy and specifically address when and how you intend to “evolve supply chain to be a strategic advantage”;
• Disclose and discuss the potential impact of and risks associated with your decision to materially increase inventory levels, particularly in light of declines in customer demand; and
• To the extent applicable, provide similar revisions to your related risk factor disclosures.

Nautilus’s Response #1

1. As we have described in our filings, performance in fiscal year 2021 was atypical as a result of pandemic-driven increases in orders for home fitness equipment. So long as a near term future period is compared against the outsized performance of fiscal year 2021, such period is expected to show worse results as compared to fiscal year 2021. However, we are experiencing positive sales trends when post-pandemic periods are compared to the pre-pandemic, “normal” periods of operation. As we have noted in earnings guidance, we expect to see margins improving during the second half of fiscal year 2023. We do not view fiscal year 2021 as reflecting our “normal” level of operations and, for strategic planning purposes, we are not attempting to mitigate or take extreme measures to match our performance to this anomalous year. We address each of the Staff’s sub-questions below. For the reasons noted below, we request that the Staff permit us to make adjustments to our future disclosures, rather than amending prior disclosures.

•For the Direct Segment, we reported that the 22.7 ppt decrease in gross margin was primarily driven by: increased product costs, logistics and discounting (-19 ppts) and increased investments in JRNY® (-4 ppts). The decrease in gross profit margin associated with increases in product costs, logistics and discounting was presented as an aggregate number because each component accounted for approximately 6 ppts, with no one factor being material. Similarly, for the Retail Segment, we reported that the 9.3 ppt decrease in gross profit margin was primarily driven by increased product costs, logistics and discounting, which was presented as an aggregate number because each component accounted for approximately 3 ppts, with no one factor being material. In our future filings, we will continue to quantify the primary factors contributing to material changes in our results of operations, including quantifying product costs, logistics and discounting when such drivers are material to a reported change in results.

•In response to the Staff’s sub-question regarding specific facts and circumstances driving the increase in product costs and logistics, please see our explanation in the “Factors Affecting Our Performance” section of our Form 10-K and our responses to question #3 below. With respect to discounting, during the pandemic there was less pressure for discounts, as orders reached an all-time record; however, following the pandemic, we returned to our more typical discounting practices. We do not believe additional material decreases in gross profit margins are reasonably likely, year-over-year, and therefore did not disclose this as a trend. As we have noted in earnings guidance, we expect to see margins improving during the second half of fiscal year 2023. We propose to revise and expand disclosures currently contained in our 10-K and proxy materials regarding material trends relating to product costs, logistics and discounting in future filings as follows:

Our gross margins are being impacted by, among other things:
▪Increased product costs, primarily driven by our increasing use of more expensive components in our products, which now include our connected fitness JRNY® platform. For example, in fiscal year 2022, approximately

80% of total units sold were connectable to JRNY®, compared to only 22% in fiscal year 2020.
▪Fluctuations in the availability, and as a result the costs, of materials used to manufacture our products.
▪Tariffs and expedited shipping and transportation costs. For example, we made investments in expedited inbound and outbound shipping to alleviate our backlog and sought out carriers who were able to deliver our products more quickly, even if that resulted in increased shipping costs.
▪Fluctuations in cost associated with the acquisition or license of products and technologies, product warranty claims, fuel, foreign currency exchange rates, and changes in costs of other distribution or manufacturing-related services.
▪Costs relating to the addition of a new distribution facility in Southern California prior to the anticipated exit from our Portland DC facility.
▪The efficiency and effectiveness of our organization and operations.
▪A return to product discounting practices in place prior to the pandemic, which were temporarily suspended in part during the pandemic.

•In response to the Staff’s sub-question regarding mitigation efforts to address declining gross profit margins, please note that the Company expects gross margins to improve during the second half of fiscal year 2023. As a result, no mitigation efforts are underway, nor is the Company exploring changes that would negatively impact the quality or reliability of our products. In fact, we are investing in products that include more expensive, complex components. Among other reasons for the anticipated improvement in our gross margin, as described in our most recent proxy materials, the Company expects lower in-bound freight and demurrage fees as inventory and shipping normalize, as well as a reduction in our logistics facilities footprint, as we intend to allow our Portland DC facility lease to expire in the ordinary course at the end of its term.

•In response to the Staff’s sub-question requesting an explanation of the Company’s North Star Strategy and specifically how we intend to “evolve supply chain to be a strategic advantage,” the five strategic pillars of our North Star Strategy, as described in our Form 10-K and our most recent proxy materials, are: (1) adopt a consumer first mindset; (2) scale a differentiated digital offering; (3) focus investments on core businesses; (4) evolve supply chain to be a strategic advantage; and (5) build organizational capabilities to win. Our transformation will build on our leading brands, products, innovation, distribution and digital assets to create a healthier world, one person at a time. With respect to evolving our supply chain to be a strategic advantage, we are focusing on best-in-class service levels to distinguish ourselves from our competition. As described in our most recent proxy materials: we hired a new Chief Supply Chain Officer; our improvements in planning and execution across our supply chain allowed us to ship a record number of units in fiscal year 2022; a new distribution center was successfully opened in Southern California, putting us closer to larger ports and expediting our supply chain timing; we continue to look for opportunities to diversify our supply chain both through supplier selection and geographical footprint; we continue to focus on reducing inbound freight and third-party storage costs; and we expect to capture cost savings through consolidation of our distribution centers by exiting our Portland DC location at the end of the contract term. In our future filings, we will continue to provide updates regarding our performance under the North Star Strategy, including measures taken to evolve our supply chain in order to distinguish ourselves from our competitors.

•In response to the Staff’s request to disclose and discuss the impact of and risks associated with our decision to increase inventory levels, in light of declines in demand, we note that we are positioned with a higher inventory base, concentrated in our best-selling products, in order to meet consumer delivery times during peak season. We believe there is greater risk in failing to build inventory in advance of anticipated peak season purchasing. We believe the “Strategic and Operational Risks” section of our risk factors included in our Form 10-K appropriately discloses the risk of failing to accurately forecast consumer demand and the risks to inventory balances.

SEC Comment #2

2. We note the significant increase in selling and marketing expenses, including the significant increase in media advertising. Please more fully disclose and discuss how you determine "normalized levels of advertising support" and how you assess advertising efforts and expenditures.

Nautilus’s Response #2

2. We determine “normalized levels of advertising support” by looking back to pre-pandemic advertising expense as a percentage of total selling and marketing expense. Pre-pandemic, our advertising expense as a percentage of total selling and marketing expense represented 58% and 56%, respectively for the twelve months ended March 31, 2018 and 2019. During the pandemic, advertising expenses declined due to the organic demand driven by stay-at-home orders and home fitness needs. In other words, demand increased without the Company having to increase its advertising spend. Post-pandemic, for the twelve months ended March 31, 2022, we have returned to more normalized advertising spend, with advertising representing 59% of total selling and marketing expense consistent with pre-pandemic levels. In future filings, we will explain that the term “normalized levels” refers to pre-pandemic levels of advertising expense as percentage of total selling and marketing expense.

As disclosed in the “Sales and Marketing” section of our Form 10-K, our marketing efforts are based on an integrated combination of media and direct consumer contact. In addition to television advertising, our marketing mix includes a combination of digital, search, shopping and social media, as well as email and direct mail campaigns. Marketing and media effectiveness is measured continuously based on web traffic, conversion rates, return on investment and other performance metrics and we strive to optimize the efficiency of our marketing and media expenditures based on this data.

SEC Comment #3

Inflation, page 38

3. We note your disclosures regarding inflation and your belief that inflation has not had a material impact on your business, financial condition or results of operations; however, we also note material decreases in your gross profit margins in each segment during the current year that you attribute to higher product costs and logistics and your disclosures on page 27. Please more fully explain or reconcile these apparent inconsistencies. To the extent you believe inflation has had or reasonably possible may have a material impact on your operations, please identify and discuss the principle factors contributing to inflationary pressures and quantify and disclose the impact they have had or may have on your business. Also, please identify and discuss actions taken or planned by you, if any, to mitigate inflationary pressures. To the extent applicable, please provide similar revisions to your related risk factor disclosures.

Nautilus’s Response #3

Product cost increases were primarily driven by our increasing use of more expensive components in our products, which now include our connected fitness JRNY® platform. These developments are discussed in the “JRNY® Update” section of our Form 10-K, including the fact that, in fiscal year 2022, approximately 80% of total units sold were connectable to JRNY®, compared to only 22% in fiscal year 2020. The increased expense was not inflationary in nature; rather it related to the greater complexity and cost of the components being used in our products. The majority of our logistics costs were driven by our investments in expedited inbound and outbound shipping to alleviate our backlog, increased distribution costs (including the addition of the distribution facility in Southern California) and increased detention and demurrage costs. We sought out carriers who were able to deliver our products more quickly, even if that resulted in increased shipping costs. We continue to believe that inflation has not had and is not likely to have a material impact on our operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases, as discussed in the risk factors included in our Form 10-K.

If you have any questions or additional comments with respect to this response, please contact the undersigned by phone at 360-859-2584 or by email at sjones@nautilus.com.

Very truly yours,
/s/ Sarah Jones
Sarah Jones
Principal Accounting Officer